OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2(b)
(Amendment No. __________)(1)

WPT Enterprises, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

98211W 10 8

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 98211W 10 8	13 G	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lakes Poker Tour, LLC IRS #20-1397676

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

	5.	Sole Voting Power
		12,480,000
Number of	6.	Shared Voting Power
Shares
Beneficially		0
Owned by Each	7.	Sole Dispositive Power
Reporting
Person		12,480,000
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,480,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9)

64.1%
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 98211W 10 8	13 G	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lakes Entertainment, Inc. IRS #41-1913991

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

	5.	Sole Voting Power
		12,480,000
Number of	6.	Shared Voting Power
Shares
Beneficially		0
Owned by Each	7.	Sole Dispositive Power
Reporting
Person		12,480,000
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,480,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9)

64.1%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 98211W 10 8	13G	Page 4 of 7 Pages

Item 1(a). Name of Issuer:

     WPT Enterprises, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

     1041 N. Formosa Avenue, Formosa Building Suite 99, West Hollywood, CA 90046

Item 2(a). Name of Person Filing:

     Lakes Poker Tour, LLC and Lakes Entertainment, Inc. (Lakes Poker Tour, LLC is a wholly owned subsidiary of Lakes Entertainment, Inc.)

Item 2(b). Address of Principal Business Office, or if None, Residence:

     130 Cheshire Lane, Minnetonka, MN 55305

Item 2(c). Citizenship:

     Lakes Poker Tour, LLC is a Minnesota limited liability company; Lakes Entertainment, Inc. is a Minnesota corporation

Item 2(d). Title of Class of Securities:

     Common Stock, $.001 par value

Item 2(e). CUSIP Number:

     98211W 10 8

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 98211W 10 8	13G	Page 6 of 7 Pages

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

     12,480,000 shares held by Lakes Poker Tour, LLC, a wholly owned subsidiary of Lakes Entertainment, Inc.

     (b) Percent of class:

     64.1%

     (c) Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote:       12,480,000

     (ii) Shared power to vote or to direct the vote:       0

     (iii) Sole power to dispose or to direct the disposition of:       12,480,000

     (iv) Shared power to dispose or to direct the disposition of:       0

Item 5. Ownership of Five Percent or Less of a Class.

     N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

     N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     N/A

Item 8. Identification and Classification of Members of the Group.

     N/A

Item 9. Notice of Dissolution of Group.

     N/A

Item 10. Certifications.

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005	LAKES POKER TOUR, LLC
	By:	/s/ Lyle Berman
Lyle Berman
Chief Executive Officer

Dated: February 11, 2005	LAKES ENTERTAINMENT, INC.
	By:	/s/ Timothy J. Cope
Timothy J. Cope
President and Chief Financial Officer

EXHIBIT A

AGREEMENT
TO JOINTLY FILE SCHEDULE 13G

     The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of WPT Enterprises, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 11, 2005	LAKES POKER TOUR, LLC
	By:	/s/ Lyle Berman
Lyle Berman
Chief Executive Officer

Dated: February 11, 2005	LAKES ENTERTAINMENT, INC.
	By:	/s/ Timothy J. Cope
Timothy J. Cope
President and Chief Financial Officer